AMERICAS SILVER CORPORATION
Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated )

Americas Silver Corporation
(In thousands of U.S. dollars, unless otherwise stated)

December 31, 2015 and 2014

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as outlined in Part I of the Chartered Professional Accountants Canada Handbook. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

(Signed) Darren Blasutti	(Signed) Warren Varga
President & Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada
March 30, 2016

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March 30, 2016

Independent Auditor's Report

To the Shareholders of
Americas Silver Corporation

We have audited the accompanying consolidated financial statements of Americas Silver Corporation and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2015 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Americas Silver Corporation and its subsidiaries as at December 31, 2015 and their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes matters and conditions that indicate the existence of material uncertainties that casts substantial doubt about the company’s ability to continue as a going concern.

Other matter
The financial statements of Americas Silver Corporation (formerly Scorpio Mining Corporation) as at and for the year ended December 31, 2014, were audited by another auditor who expressed an unmodified opinion on those statements on March 27, 2015.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Americas Silver Corporation
Consolidated statements of financial position
(In thousands of U.S. dollars)

	December 31,	December 31,
As at	2015	2014
Assets
Current assets
Cash and cash equivalents	$1,319	$15,224
Trade and other receivables (Note 8)	4,529	6,768
Income tax receivable	-	236
Inventories (Note 9)	8,790	12,353
Prepaid expenses	737	699
Investment in Scorpio Gold (Note 10)	466	1,655
	15,841	36,935
Non-current assets
Restricted cash	151	368
Long-term investments	11	32
Property, plant and equipment (Note 11)	80,875	81,253
Total assets	$96,878	$118,588

Liabilities
Current liabilities
Trade and other payables	$9,358	$13,070
Derivative liability (Note 7)	-	502
Advance on mining concession sales	-	87
Credit facilities (Note 13)	1,000	2,155
	10,358	15,814
Non-current liabilities
Other long-term liabilities	1,052	559
Credit facilities (Note 13)	6,141	5,592
Post-employment benefit obligations (Note 14)	9,290	5,181
Decommissioning provision (Note 15)	4,568	4,832
Deferred tax liabilities (Note 19)	624	1,271
Total liabilities	32,033	33,249

Equity
Share capital (Note 16)	181,133	179,897
Equity reserve	28,452	26,450
Foreign currency translation reserve	7,788	7,974
Changes in available-for-sale investment in Scorpio Gold	-	307
Deficit	(152,538)	(129,299)
Equity attributable to shareholders of the Company	64,835	85,329

Non-controlling interest	10	10
Total equity	64,845	85,339

Total liabilities and equity	$96,878	$118,588

Going concern (Note 2), contingencies (Note 23), subsequent events (Note 24)

APPROVED BY THE BOARD

(Signed) Brad Kipp	(Signed) Gordon Pridham
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

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Americas Silver Corporation
Consolidated statements of loss and comprehensive loss
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, except share and per share amounts)

	2015	2014

Revenue	$53,450	$31,479

Cost of sales	(52,574)	(26,135)
Depletion and amortization (Note 11)	(8,481)	(11,008)
Care and maintenance costs	(1,994)	-
Corporate general and administrative (Note 18)	(6,063)	(5,364)
Exploration costs	(1,433)	(12)
Accretion on decommissioning provision (Note 15)	(162)	(101)
Interest and financing income (expense)	(1,175)	86
Foreign exchange gain (loss)	880	(397)
Loss on derivative liability (Note 7)	(126)	(502)
Loss on mining concession sales	(291)	-
Impairment of property, plant and equipment (Note 12)	(1,429)	(53,268)
Impairment of investment in Scorpio Gold (Note 10)	(640)	(722)
Loss before income taxes	(20,038)	(65,944)
Income tax recovery (expense) (Note 19)	652	(12,751)

Net loss attributable to:
Equity shareholders of the Company	(19,386)	(78,695)

Other comprehensive loss
Items that will not be reclassified to net loss
Actuarial loss on post-employment benefit obligations	(3,853)	-
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	(186)	(425)
Change in fair value of available-for-sale securities of Scorpio Gold	(307)	32
Other comprehensive loss	(4,346)	(393)
Comprehensive loss	$(23,732)	$(79,088)

Loss per share
Basic and diluted	(0.06)	(0.39)

Weighted average number of common shares outstanding
Basic and diluted (Note 17)	339,943,347	201,601,926

The accompanying notes are an integral part of the consolidated financial statements.

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Americas Silver Corporation
Consolidated statements of changes in equity
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, except share amounts)

					Changes in fair
				Foreign	value of
				currency	available-for-		Non-
	Share capital		Equity	translation	sale investment		controlling	Total
	Shares (000s)	Amount	reserve	reserve	in Scorpio Gold	Deficit	interest	equity

Balance at January 1, 2014	198,589	$153,778	$23,588	$8,399	$275	$(50,604)	$10	$135,446
Net loss for the year	-	-	-	-	-	(78,695)	-	(78,695)
Translation adjustment	-	-	-	(425)	-	-	-	(425)
Share-based payments	-	-	206	-	-	-	-	206
Shares issued, options and warrants exchanged on acquisition of U.S. Silver & Gold Inc. (Note 6)	137,469	26,119	2,656	-	-	-	-	28,775
Change in fair value of investment in Scorpio Gold	-	-	-	-	(690)	-	-	(690)
Reclassification of losses recorded in statement of operations (Note 10)	-	-	-	-	722	-	-	722
Balance at December 31, 2014	336,058	$179,897	$26,450	$7,974	$307	$(129,299)	$10	$85,339

Balance at January 1, 2015	336,058	$179,897	$26,450	$7,974	$307	$(129,299)	$10	$85,339
Net loss for the year	-	-	-	-	-	(19,386)	-	(19,386)
Actuarial loss on post-employment benefit obligations	-	-	-	-	-	(3,853)	-	(3,853)
Translation adjustment	-	-	-	(186)	-	-	-	(186)
Share-based payments	-	-	523	-	-	-	-	523
Shares and warrants issued on private placement (Note 16)	11,167	1,236	203	-	-	-	-	1,439
Warrants issued and amended (Note 16)	-	-	1,276	-	-	-	-	1,276
Change in fair value of investment in Scorpio Gold	-	-	-	-	(307)	-	-	(307)
Balance at December 31, 2015	347,225	$181,133	$28,452	$7,788	$-	$(152,538)	$10	$64,845

The accompanying notes are an integral part of the consolidated financial statements.

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Americas Silver Corporation
Consolidated statements of cash flows
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars)

	2015	2014
Cash flow provided by (used in)

Operating activities
Net loss for the year	$(19,386)	$(78,695)
Adjustments for:
Depletion and amortization	8,481	11,008
Deferred income tax expense (recovery)	(647)	12,364
Accretion on decommissioning provision	162	101
Share-based payments	916	206
Unrealized loss (gain) on long-term investments	14	(9)
Loss on derivative liability	126	502
Non-cash impact of warrants issued and amended	1,276	-
Non-cash impact of other long-term liabilities	493	(9)
Non-cash impact of credit facilities	(1,606)	19
Non-cash impact of post-employment benefit obligations	256	20
Loss on mining concession sales	291	-
Impairment of property, plant and equipment	1,429	53,268
Impairment of investment in Scorpio Gold	640	722
	(7,555)	(503)
Changes in items of working capital:
Trade and other receivables	2,239	5,674
Income taxes	236	-
Inventories	3,563	131
Prepaid expenses	(38)	395
Trade and other payables	(4,105)	4,696
Net cash generated from (used in) operating activities	(5,660)	10,393

Investing activities
Expenditures on property, plant and equipment	(10,424)	(14,495)
Mining concession sales	88	87
Acquisition of U.S. Silver & Gold Inc.	-	4,299
Net cash used in investing activities	(10,336)	(10,109)

Financing activities
Margin call on foreign exchange derivatives	-	(217)
Cash paid on foreign exchange derivatives	(411)	-
Proceeds from investment in Scorpio Gold	92	-
Proceeds from long-term investments	7	-
Proceeds from credit facilities	1,000	-
Proceeds from private placement (net of transaction costs)	1,439	-
Net cash generated from (used in) financing activities	2,127	(217)

Effect of foreign exchange rate changes on cash	(36)	(280)
Decrease in cash and cash equivalents	(13,905)	(213)
Cash and cash equivalents, beginning of year	15,224	15,437
Cash and cash equivalents, end of year	$1,319	$15,224

Cash and cash equivalents consist of:
Cash	$1,319	$10,336
Term deposits	-	4,888
	$1,319	$15,224

The accompanying notes are an integral part of the consolidated financial statements.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

1.	Corporate information

Americas Silver Corporation ( formerly Scorpio Mining Corporation)(the “Company" or "Americas Silver") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The merger of the Company and U.S. Silver & Gold Inc. (“U.S. Silver”) was completed on December 23, 2014 pursuant to a plan of arrangement under the Business Corporations Act ( Ontario).The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8.

The consolidated financial statements of the Company for the year ended December 31, 2015 were approved and authorized for issue by the Board of Directors of the Company on March 30, 2016.

2.	Basis of presentation and going concern

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) andIFRS Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part I of the Chartered Professional Accountants Canada Handbook. These consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value. The Company has consistently applied the accounting policies used in preparation of these consolidated financial statements throughout all the periods presented. Critical accounting judgments and estimates used by management in the preparation of these consolidated financial statements are presented in note 4.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company operates in a cyclical industry where levels of cash flow have historically been correlated to market prices for commodities. Several material uncertainties, such as the price of commodities and foreign currency exchange rates, cast significant doubt upon the going concern assumption. Continuance as a going concern is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis. To improve cash flows, the Company amended its existing credit facility agreement with its lenders to defer commencement of principal payments from August 2015 to January 2017, and closed another subordinated, secured credit facility agreement. Management continues to pursue financing alternatives to fund the Company’s operations so it can continue as a going concern should commodity prices remain at current price levels. The outcome of these financing alternatives cannot be predicted at this time. The Company has cash and cash equivalents of $1.3 million, working capital of $5.5 million, and deficit of $152.5 million as at December 31, 2015, and a net loss of $19.4 million for the year ended December 31, 2015.

These consolidated financial statements do not reflect any adjustments to carrying values of assets and liabilities and the reported expenses and consolidated statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

3.	Summary of significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a.	Consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances, income and expenses have been eliminated.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

The Company applies the acquisition method to account for business combinations. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company elects on an acquisition-by-acquisition basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of identifiable net assets. Acquisition-related costs are expensed as incurred. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is negative, a bargain purchase gain is recognized immediately in profit or loss.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. Non-controlling interest consists of the non-controlling interest at the date of the original business combination plus the non-controlling interest’s share of changes in equity since the date of acquisition.

Special Purpose Entities (“SPE’s”) as defined by the IASB in SIC 12 Consolidation–Special Purpose Entities are entities which are created to accomplish a narrow and well-defined objective ( e.g. to provide services to the operating entity). SPE’s are subject to consolidation when there is an indication that the other entity controls the SPE. The Company has determined that it controls certain SPE’s relating to service companies at its Mexican operations ( 4246136 Canada Inc., Servicios Especializados en Minas S.A. de C.V., Triturados Mineros del Noroeste S.A. de C.V. and Servicios Generales en Mineria S.A. de C.V.) and the accounts of those SPE’s are consolidated with those of the Company.

b.	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. Determination of operating segments are based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions about resources to be allocated to the segment and performance assessment, and for which discrete financial information is available. Unallocated items not directly attributable to a segment comprise mainly of corporate assets and head office expenses.

c.	Presentation currency and functional currency

The Company’s presentation currency is the U.S. dollar (USD”).“ The functional currency of the Company’s Canadian subsidiaries is the Canadian dollar (“CAD”), and the functional currency of its U.S., Mexican and British Virgin Island’s subsidiaries and SPE’s is the USD. The consolidated financial statements of the Company are translated into the presentation currency. Assets and liabilities have been translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (the average rate for the period). All resulting exchange differences are recorded in the foreign currency translation reserve.

d.	Foreign currency translations

Transactions in foreign currencies are translated into the entities’ functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the functional currency are translated at the rate in effect at the statement of financial position date, and non-monetary items at historic exchange rates at each transaction date. Revenue and expense items are translated at average exchange rates of the reporting period. Gains and losses on translation are charged to the statements of loss and comprehensive loss.

e.	Revenue recognition

The following specific conditions must be met before revenue is recognized:

•	the title, specific risks and rewards of ownership have been transferred to the purchaser;
•	the Company does not retain continuing managerial involvement to the degree usually associated with ownership or effective control over the concentrate sold;
•	the amount of revenue and costs can be measured reliably; and
•	it is probable that the economic benefits associated with the transaction will flow to the Company .

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

The Company’s sales of concentrates are made under provisional pricing arrangements where the final sale prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenue from sales is recorded at the time of sale based on forward prices for the expected date of final settlement.

Subsequent variations in prices and metal quantities are recognized as revenue adjustments as they occur.

Revenue is recognized net of treatment and selling costs if payment of those amounts is enforced at the time of sale.

f.	Defined benefit plans

The cost of defined benefit plans is determined using the projected unit credit method. The related pension liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets.

Actuarial valuations for defined benefit plans are carried out annually. The discount rate applied in arriving at the present value of the pension liability represents the yield on high quality corporate bonds denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. Actuarial gains and losses arising in the year are recognized in full in the period in which they occur, in other comprehensive income (loss) and retained earnings without recycling to the consolidated statement of loss and comprehensive loss in subsequent periods.

Current service cost, the recognized element of any past service cost, interest expense arising on the pension liability and the expected return on plan assets are recognized in the same line items in the consolidated statement of loss and comprehensive loss as the related compensation cost.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries. Service costs arising from plan amendments are recognized immediately.

g.	Share-based payments

The Company’s stock option plan allows its employees ( including directors and officers) and non-employees to acquire shares of the Company. Accordingly, the fair value of the option is either charged to operations or capitalized to exploration or development expenditures, depending on the accounting for the optionee’s other compensation, with a corresponding increase in equity reserve.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted using the Black-Scholes Option Pricing Model.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity reserve, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date up to the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in equity reserve. No expense is recognized for awards that do not ultimately vest.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

h.	Income taxes

Income tax comprises of current and deferred tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in other comprehensive income (loss) or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable profit. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized.

The Company did not recognize any deferred income taxes relating to its investments in subsidiaries.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

i.	Earnings/loss per share

Basic earnings/loss per share is calculated by dividing the net earnings/loss for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings/loss per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The treasury stock method, which assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The Company’s potentially dilutive common shares comprise stock options granted to employees, and warrants.

j.	Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as foreign currency gains or losses related to the Company’s net investment in foreign operations and unrealized gains or losses on available-for-sale securities net of tax. The Company’s comprehensive income (loss), components of other comprehensive income and cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

k.	Inventories

Concentrates, ore stockpile, and spare parts and supplies are valued at the lower of cost and estimated net realizable value. Cost for concentrates and ore stockpile includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs determined on a weighted average basis for the Mexican operations and first in, first out method for the U.S. operations. Cost for spare parts and supplies are determined using the first in, first out method. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert inventories into saleable form.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Ore stockpile represents ore that has been extracted from the mine and is available for further processing. Costs added to ore stockpile are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Ore stockpile is verified by periodic surveys and physical counts.

Materials and supplies inventory are valued at the lower of cost and net realizable value, where cost is determined using the first-in-first-out method. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence by comparing those items to their net realizable value. If carrying value exceeds net realizable value, a write-down is recognized.

l.	Investments

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Investments in companies over which the Company exercises neither control nor significant influence and are designated as available-for sale financial instruments are recorded at fair value. Unrealized gains and losses on available-for-sale financial instruments are recognized in other comprehensive income (loss), unless the decrease in value is significant or prolonged, in which case, the loss is recorded in the statements of loss and comprehensive loss.

m.	Property, plant and equipment

(i)	Producing mining interests

Producing mining interests are carried at cost less accumulated depletion and amortization and accumulated impairment losses. Following the completion of commissioning, the costs related to the mining interests are depleted and charged to operations on the unit of production method as a proportion of estimated recoverable mineral reserves.

Completion of the commissioning is deemed to have occurred when major mine and processing plant components are completed, operating results are being achieved consistently for a period of time and that there are indicators that these operational results, including mill capacity and recovery, will be sustainable in the future.

Construction in progress is not depreciated until the assets are ready for their intended use.

(ii)	Non-producing mining interests

The Company follows the method of accounting for its non-producing mining interests whereby all costs, net of incidental revenues, relating to the acquisition, exploration and development are deferred and capitalized by property until the property to which they directly relate is placed into production, sold, discontinued or subject to a condition of impairment.

In the event that a mining interest is placed into production, capitalization of costs ceases, the costs are transferred to producing mining interests and the mining interest is depleted on a unit of production basis. The recoverability of amounts is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to finance the development of the properties, and on the future profitable production or proceeds from the disposition thereof.

(iii)	Plant and equipment

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets (major components) of property, plant and equipment.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the consolidated statement of loss and comprehensive loss during the period in which they are incurred.

Depreciation is recorded over the estimated useful life of the asset as follows:

•	Mining interests – unit of production based upon estimated proven and probable reserves
•	Plant and equipment – 3 – 30 years over straight line basis
•	Corporate office equipment – 3 – 10 years over straight line basis

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

(iv)	Impairment of mining interests

The Company reviews and evaluates the carrying values of its tangible and intangible assets to determine whether there is an indication of impairment. For exploration and evaluation assets, indication includes but is not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

When the carrying value of assets exceeds the recoverable amount, the carrying value of the assets is reduced to the recoverable amount. The recoverable amount takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use of the asset. To achieve this, the recoverable amount is the higher of value in use ( being the net present value of expected pre-tax future cash flows of the relevant asset) and fair value less costs to sell the asset.

If, after the Company has previously recognized an impairment loss, circumstances indicate that the recoverable amount of the impaired assets is greater than the carrying amount, the Company reverses the impairment loss by the amount the revised fair value exceeds its carrying amount, to a maximum of the previous impairment loss. In no case shall the revised carrying amount exceed the original carrying amount, after depreciation or amortization, that would have been determined if no impairment loss had been recognized.

n.	Decommissioning provision

The Company recognizes contractual, statutory and legal obligations associated with retirement of mining properties when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, the decommissioning provision is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding decommissioning provision is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the decommissioning provision, the periodic unwinding of the discount is recognized in the consolidated statement of loss and comprehensive loss and adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation.

o.	Financial instruments

The Company classifies its financial instruments into one of the following categories: fair value through profit or loss (“FVTPL”) (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial instruments are measured at fair value on initial recognition.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

Financial assets and liabilities designated as FVTPL are subsequently measured at fair value with changes in fair value recognized in net earnings. Financial assets designated as “available-for-sale” are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax. Transaction costs for FVTPL financial assets and liabilities are recognized in income when incurred.

Financial assets designated as “loans and receivables” or “held-to-maturity”, and financial liabilities designated as “other financial liabilities” are recorded at amortized cost. Transaction costs from loans and receivables and other financial liabilities offset the carrying amount of the related financial assets or liabilities.

The Company has classified cash and cash equivalents and trade and other receivables as “loans and receivables”, trade and other payables are classified as “other financial liabilities”, and investment in Scorpio Gold shares as “available-for-sale”.

p.	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset and amortized over the expected useful life of that asset. Other borrowing costs not directly attributable to a qualifying asset are expensed in the period incurred.

q.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

r.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

s.	Non-controlling interests

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interests’ share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

4.	Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

(i)	Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.

(ii)	Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and amortization. No assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(iii)	Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management’s best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv)	Share-based payments

The amount expensed for share-based compensation is based on the application of a recognized option valuation formula, which is highly dependent on, amongst other things, the expected volatility of the Company’s registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

(v)	Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

(vi)	Impairment of mining interests

Mining interests are reviewed and evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Common indicators of impairment in the mining industry include:

•	a significant deterioration in expected future commodity prices;
•	a significant adverse movement in foreign exchange rates;
•	a significant increase in production costs;
•	a large cost overrun during the development and construction of a new mine;
•	a significant increase in the expected cost of dismantling assets and restoring the site;
•	a significant reduction in the mineral content of ore reserves/resources;
•	serious mine accidents;
•	a significant increase in market interest rates; and
•	adverse changes in government regulations and environmental law, including a significant increase in the taxes payable by the mine.

The recovery of amounts recorded for mining interests depends on the Company’s interpretation of its interest in the underlying mineral claims based on existing regulations, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. Management relies on the life-of-mine plans and comparable market valuations in its assessments of economic recoverability and probability of future economic benefit.

(vii)	Purchase price allocation

Business combinations require judgment and estimates to be made at the date of acquisition in relation to identifying the acquirer, determining assets and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

In respect of mining company combinations, such as the combination of U.S. Silver in December 2014, excess purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and decommissioning provision. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

5.	Changes in accounting policies and recent accounting pronouncements

The following are future changes in accounting policies not yet effective as at December 31, 2015:

(i)	Financial instruments

IFRS 9 - Financial Instruments - The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial instruments: recognition and measurement” ( “IAS 39”).The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is assessing the impact of this standard.

(ii)	Revenue from contracts with customers

IFRS 15 - Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. The standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

(iii)	Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is assessing the impact of this standard, along with timing of adoption of IFRS 16.

6.	Acquisition of U.S. Silver & Gold Inc.

On December 23, 2014, the Company obtained control and completed the acquisition of U.S. Silver via a plan of arrangement under the Business Corporations Act (Ontario). The merger was completed by the Company acquiring all of the outstanding common shares of U.S. Silver and exchanging each outstanding U.S. Silver common share for 1.68 common shares of the Company. Outstanding U.S. Silver options were exchanged for options of the Company and outstanding U.S. Silver warrants became exercisable for warrants of the Company under the same exchange ratio.

The merger has been accounted for as a business combination with the Company identified as the acquirer for accounting purposes.

The consideration paid is calculated as follows:

Non-diluted U.S. Silver common shares outstanding, December 23, 2014	81,826,629
Implicit share exchange ratio	1.68
Scorpio Mining common shares to be exchanged for U.S. Silver common shares	137,468,737
Scorpio Mining common share price, December 23, 2014 (USD)	0.19
Total common share consideration	26,119
Consideration of U.S. Silver options exchanged for Scorpio Mining options	263
Consideration of U.S. Silver warrants exercisable for Scorpio Mining common shares	2,393
Total consideration	$28,775

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

The purchase price allocation is as follows:

Net assets acquired
Cash and cash equivalents	$4,299
Trade and other receivables	3,148
Income tax receivable	236
Inventories	4,018
Prepaid expenses	496
Restricted cash	151
Long-term investments	23
Property, plant and equipment	38,387
Trade and other payables	(5,766)
Other long-term liabilities	(568)
Credit facilities	(7,728)
Post-employment benefit obligations	(5,161)
Decommissioning provision	(2,760)
$28,775

The acquisition of U.S. Silver by the Company was completed on December 23, 2014. As of the date of these consolidated financial statements, the determination of fair value of assets and liabilities acquired has been finalized.

Acquisition related costs of $2.0 million have been charged to corporate general and administrative expenses in the consolidated statement of loss for the year ended December 31, 2014.

These consolidated financial statements include U.S. Silver’s results from December 23, 2014 to December 31, 2014. The revenue from the sale of precious metals and net loss included in the consolidated statement of loss and comprehensive loss since December 23, 2014 contributed by U.S. Silver was $0.2 million and $0.2 million, respectively.

If U.S. Silver had been consolidated from January 1, 2014, on a pro forma basis, the consolidated statements of loss and comprehensive loss would have included revenue of $34.0 million and net loss before income taxes of $16.1 million. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had accrued on January 1, 2014.

7.	Financial risk management

a.	Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i)	Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate shipped at the time of shipment or one month following the time of shipment.

As of December 31, 2015, the Company’s exposure to credit risk with respect to trade receivables amounts to $2.4 million (December 31, 2014: $4.2 million). The Company believes credit risk for Mexican Value Added Taxes of $1.8 million (December 31, 2014: $2.3 million) is not significant as they relate to current amounts receivable from Mexican taxation authorities. There are no receivables that are past due and the Company has no allowance for doubtful accounts at December 31, 2015 and December 31, 2014.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, existing credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

		December 31, 2015
	Less than	3 months		Over 5
	3 months	to 1 year	2-5 years	years

Trade and other payables	$9,358	$-	$-	$-
Credit facilities	-	1,000	6,141	-
Interest on credit facility	187	671	511	-
Leases	138	274	443	-
Other long-term liabilities	-	-	421	631
Decommissioning provision	20	96	910	3,542
	$9,703	$2,041	$8,426	$4,173

(iii)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is not subject to significant interest rate risk as the existing credit facilities have a fixed interest rate.

(2)	Currency risk

As at December 31, 2015, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and Mexican pesos (“MXP”):

Financial instruments that may impact the Company’s net earnings or other comprehensive income due to currency fluctuations include CAD and MXP denominated assets and liabilities which are included in the following table:

	As at December 31, 2015
	CAD	MXP

Cash and cash equivalents	$85	$20
Trade and other receivables	33	2,019
Trade and other payables	786	3,475
Credit facility	6,141	-

As at December 31, 2015, the CAD/USD and MXP/USD exchange rates were 1.38 and 17.20, respectively. The sensitivity of the Company’s net loss and comprehensive loss due to changes in the exchange rates as at December 31, 2015 is included in the following table:

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

	CAD/USD	MXP/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$789	$1,526
Other comprehensive loss	19	-

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

At December 31, 2014, the Company had foreign exchange derivatives to buy 60 million MXP extendable month to month at an exchange rate of 13.13 MXP/USD valued at approximately $4.6 million. As at December 31, 2015, the Company had settled all outstanding foreign exchange derivatives resulting in a net loss of approximately $0.1 million on these contracts (2014: $0.5 million).

(3)          Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at December 31, 2015, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, copper and gold prices would affect trade receivables by approximately $0.2 million (2014: $0.4 million). The Company does not use derivatives to manage its exposure to price risk.

b.	Fair values

The fair value of cash, restricted cash, trade and other payables, credit facilities and other long-term liabilities approximate their carrying amounts. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

•

Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•

Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•	Investment in Scorpio Gold: The investment in Scorpio Gold Corporation shares have been marked to market based on the trading price as at December 31, 2015.
•

Long-term investments: The fair value of long-term investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.

•

Embedded derivatives: Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable. Embedded derivatives in the form of prepayment options and financing cost payable exist in the Company’s outstanding credit facilities (see credit facilities note 13).

•

Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

	December 31,	December 31,
	2015	2014

Level 1
Cash and cash equivalents	$1,319	$10,336
Restricted cash	151	368
Investment in Scorpio Gold	466	1,655
Long-term investments	11	32

Level 2
Trade and other receivables	4,529	6,768
Derivative liability	-	502
Credit facilities	7,141	7,747

8.	Trade and other receivables

	December 31,	December 31,
	2015	2014

Trade receivables	$2,405	$4,151
Value added taxes receivable	1,789	2,325
Other receivables	335	292
	$4,529	$6,768

9.	Inventories

	December 31,	December 31,
	2015	2014

Concentrates	$1,780	$3,334
Spare parts and supplies	5,594	7,481
Ore stockpile	1,416	1,538
	$8,790	$12,353

The amount of inventories recognized as an expense during the year ended December 31, 2015 was $52.6 million (2014: $26.1 million). During the year ended December 31, 2015, the concentrate inventory and spare parts and supplies write-down to net realizable value included in cost of sales was $4.0 million and $1.4 million, respectively (2014: $1.7 million and nil, respectively).

10.	Investment in Scorpio Gold

At December 31, 2015, the Company held 9,929,806 common shares of Scorpio Gold Corporation (“Scorpio Gold”) which represented approximately 8% of Scorpio Gold’s issued and outstanding common shares.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

The investment in Scorpio Gold is accounted for as an available-for-sale financial asset which is reviewed at the end of each reporting period for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. This review includes an analysis of the facts and circumstances of this financial asset, its market price, the severity of loss and the length of time the fair value has been below cost.

	December 31,	December 31,
	2015	2014

Investment, beginning of year	$1,655	$2,495
Proceeds from sale of investment during the year	(92)	-
Loss on adjustments to investment during the year	(1,097)	(840)
Investment, end of year	$466	$1,655

11.	Property, plant and equipment

				Corporate
	Mining	Non-producing	Plant and	office
	interests	properties	equipment	equipment	Total

Cost
Balance at January 1, 2014	$28,118	$65,835	$21,427	$90	$115,470
Acquisition of U.S. Silver & Gold Inc.	27,398	-	10,899	90	38,387
Reclassification	806	(2,690)	1,884	-	-
Assets acquired	96	12,284	2,117	7	14,504
Change in decommissioning provision	194	-	-	-	194
Disposals	-	-	(14)	-	(14)
Balance at December 31, 2014	56,612	75,429	36,313	187	168,541
Assets acquired	7,647	825	1,899	-	10,371
Change in decommissioning provision	(305)	-	-	-	(305)
Disposals	-	(508)	(16)	(26)	(550)
Balance at December 31, 2015	$63,954	$75,746	$38,196	$161	$178,057

Accumulated depreciation and depletion
Balance at January 1, 2014	$14,889	$-	$8,090	$38	$23,017
Depreciation/depletion for the year	7,556	-	3,435	17	11,008
Impairments (Note 12)	2,766	50,502	-	-	53,268
Disposals	-	-	(5)	-	(5)
Balance at December 31, 2014	25,211	50,502	11,520	55	87,288
Depreciation/depletion for the year	3,087	-	5,372	22	8,481
Impairments (Note 12)	-	-	1,429	-	1,429
Disposals	-	-	(16)	-	(16)
Balance at December 31, 2015	$28,298	$50,502	$18,305	$77	$97,182

Carrying value
at December 31, 2014	$31,401	$24,927	$24,793	$132	$81,253
at December 31, 2015	$35,656	$25,244	$19,891	$84	$80,875

12.	Impairment of mining interests

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. An impairment loss of $1.4 million related to the U.S. operations was recorded for the year ended December 31, 2015 as a result of writing down carrying amounts of plant and equipment to recoverable amounts.

As at December 31, 2014, there was evidence of the potential impairment of the carrying value of the Company’s Cosalá District due to declining metal prices and suspension of the El Cajón Project. As a result of these events, the Company assessed the recoverability of the carrying amount of these properties. The recoverable amount of the Company’s Cosalá District mining properties was determined based on the after-tax discounted cash flows expected to be derived from this property’s fair-market value less estimated costs to sell. The after-tax discounted cash flows were determined based on life-of-mine cash flow projections which incorporate management’s best estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies. As a result of impairment tests performed as at December 31, 2014, the Company recorded an impairment loss of $53.3 million which is allocated against both the Nuestra Señora Mine and the Company’s non-producing properties.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

The fair value models are considered to be Level 3 within the fair value hierarchy. Key assumptions used in the fair value models used as at December 31, 2014 include discount rate of 13% based on the Company’s weighted average cost of capital, estimated long-term silver price from $16 per ounce in 2015 up to $19 per ounce in 2020 and beyond and estimated long-term zinc, lead and copper prices of $1.00, $0.91 and $3.00 per pound, respectively, based on observable market data including spot price and industry analyst consensus, and mine life of up to 9 years.

13.	Credit facilities

On August 7, 2013, U.S. Silver signed a credit agreement with Royal Capital Management Corp. ( “RCM”) as security agent, and certain lenders ( the “RCM Credit Agreement”). The RCM Credit Agreement provides for the issuance of notes with an aggregate principal amount of $6.1 million ($8.5 million CAD) for a term of three years at an interest rate of 12% per annum payable on a monthly basis. Security is provided by a first charge on all material assets of U.S. Silver and its subsidiaries.

As at December 31, 2015, the Company had drawn $6.1 million on the above facility and amended the terms by extending its maturity from August 2016 to December 2017. Beginning January 2017, the notes will be redeemed in monthly increments of $0.5 million CAD, with the balance due and payable on maturity. The debt may be pre-paid at any time during its term, subject to a repayment fee. As at December 31, 2015, the fair value of the prepayment option is nil (December 31, 2014: nil).

In connection with the RCM Credit Agreement, the Company issued 10,625,000 U.S. Silver warrants ( or 17,850,000 Americas Silver equivalent warrants) upon execution to RCM where each warrant is exercisable for one U.S. Silver common share at an exercise price of $0.68 CAD ( or for one Americas Silver common share at an exercise price of $0.40 CAD) for a period of five years. The Company amended the terms of the warrants by extending the expiry date from August 7, 2018 to August 7, 2020 and lowering the exercise price from $0.40 CAD to $0.28 CAD effective as of June 30, 2015 (see share capital note 14).

A financing cost is payable to RCM on July 31, 2020 in the amount of $1.5 million ($2.1 million CAD) less the amount which the aggregate share value of shares acquired by RCM upon exercise of the warrants exceeds the exercise price of the warrants. As at December 31, 2015, the fair value of the financing cost payable was estimated to be nil (2014: $0.4 million).

On November 10, 2015, the Company closed a subordinated, secured credit agreement with a certain lender (the “Subordinated Facility”) for principal amount of $1.0 million for a term of one year at an interest rate of 12% per annum payable on a monthly basis beginning on the sixth month following closing. Security is provided by a second charge on all material assets, other than real property assets, of the Company and its subsidiaries behind the existing first charge RCM Credit Agreement. Beginning on the sixth month following the date of issue, the notes issued under the Subordinated Facility will be redeemed in monthly increments of $75,000 including the monthly interest payments, with the balance due and payable on maturity. The principal portion of such payments may also be payable in common shares of the Company in certain circumstances. In connection with the closing of the Subordinated Facility, the Company issued 3,693,333 warrants to the lender where each warrant is exercisable for one common share at an exercise price of $0.25 CAD for a period of three years.

The credit facilities may be pre-paid at any time during its term, subject to a repayment fee. As at December 31, 2015, the fair value of the prepayment option is nil (2014: nil).

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

14.	Post-employment benefit obligations

The Company maintains two non-contributory defined benefit pension plans covering substantially all employees at its U.S. operating subsidiary, U.S. Silver – Idaho, Inc. One plan covers salaried employees and one plan covers hourly employees. Benefits for the salaried plan are based on salary and years of service. Hourly plan benefits are based on negotiated benefits and years of service. The Company’s funding policy is to contribute annually the minimum amount prescribed, as specified by applicable regulations. The expected average service life of the active plan participants as at December 31, 2015 is approximately 9 years.

The amounts recognized in the consolidated statements financial position are as follows:

	December 31,	December 31,
	2015	2014

Present value of funded obligations	$24,495	$20,214
Fair value of plan assets	15,205	15,033
Deficit of funded plans	$9,290	$5,181

The movements in the defined benefit obligations are as follows:

	December 31,	December 31,
	2015	2014

Obligations, beginning of year	$20,214	$-
Acquired from U.S. Silver & Gold Inc.	-	20,194
Current service costs	690	10
Interest costs	822	10
Benefits paid	(718)	-
Actuarial loss	3,487	-
Obligations, end of year	$24,495	$20,214

The movements in the fair value of plan assets are as follows:

	December 31,	December 31,
	2015	2014

Assets, beginning of year	$15,033	$-
Acquired from U.S. Silver & Gold Inc.	-	15,033
Return on assets	604	-
Actuarial loss	(366)	-
Employer contributions	652	-
Benefits paid	(718)	-
Assets, end of year	$15,205	$15,033

The amounts recognized in the consolidated statements of loss and comprehensive loss are as follows:

	December 31,	December 31,
	2015	2014

Current service costs and interest costs included in cost of sales	$1,512	$20

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

The principal actuarial assumptions are as follows:

	December 31,	December 31,
	2015	2014

Discount rate (expense)	4.00%	4.75%
Discount rate (year end disclosures)	4.25%	4.00%
Future salary increases (salaried plan only)	5.00%	5.00%

A 1% decrease in discount rate would have resulted in approximately $4.4 million increase in the defined benefit obligation from $24.5 million to $28.9 million as at December 31, 2015 (2014: $3.0 million increase in the defined benefit obligation from $20.2 million to $23.2 million). A 1% decrease in future salary increases would have resulted in approximately $0.1 million increase in the defined benefit obligation from $24.5 million to $24.6 million as at December 31, 2015 ( 2014: $0.1 million increase in the defined benefit obligation from $20.2 million to $20.3 million).

Plan assets are fully comprised of pooled or mutual funds. The expected return on plan assets at 4.2% ( 2014: 4.0%) is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yield on fixed interest investments is based on gross redemption yields as at the end of the reporting period. Expected returns on equity investments reflect long-term real rates of return in the market.

Expected contributions to pension benefit plans for the year ended December 31, 2016 are approximately $0.7 million. For the year ended December 31, 2015, the actuarial losses charged to other comprehensive loss are $3.9 million (2014: nil).

15.	Decommissioning provision

The decommissioning provision consists of land rehabilitation, demolition of buildings and mine facilities, and related costs. Although the ultimate amount of the decommissioning provision is uncertain, the fair value of these obligations is based on information currently available, including closure plans and the Company’s interpretation of current regulatory requirements.

Fair value is determined based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized into property, plant and equipment depending on the nature of the asset related to the obligation and amortized over the life of the related asset.

The decommissioning provision relates to reclamation and closure costs of the Company’s Cosalá District and Galena Complex. The decommissioning provision is estimated at an undiscounted amount of $6.7 million, over a period of 2 to 14 years, and discounted using a risk free rate varying from 1.9% to 6.0% .

	December 31,	December 31,
	2015	2014

Provisions, beginning of year	$4,832	$1,777
Provisions acquired from U.S. Silver & Gold Inc.	-	2,760
Decommissioning costs and change in estimates	(426)	194
Accretion on decommissioning provision	162	101
Provisions, end of year	$4,568	$4,832

16.	Share capital

a.	Authorized

Authorized share capital consists of an unlimited number of common shares.

On August 26, 2015, the Company completed a private placement of 11,027,555 units at a price of $0.18 CAD per unit for total gross proceeds of $1.5 million. Each unit consisted of one common share and one half of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $0.25 CAD for a period of three years. As part of the private placement, 140,000 common shares and 350,000 common share purchase warrants were issued to the Company’s broker where each broker warrant is exercisable for one common share at an exercise price of $0.18 CAD for a period of three years.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

	December 31,	December 31,
	2015	2014

Issued
347,225,205 (2014: 336,057,650) common shares	$181,133	$179,897

b.	Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company’s outstanding stock options is presented below:

		December 31,		December 31,
		2015		2014
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of year	22,672	$1.03	13,068	$0.95
Exchanged from U.S. Silver	-	-	11,069	1.09
Granted	6,250	0.20	-	-
Expired	(10,731)	0.95	(1,465)	0.84
Balance, end of year	18,191	$0.79	22,672	$1.03

There were no options exercised during the year ended December 31, 2015 and 2014.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

The following table summarizes information on stock options outstanding and exercisable as at December 31, 2015:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

0.20 to 0.39	1.62	9,950	$0.25	5,165	$0.28
0.40 to 0.89	2.18	1,707	0.55	1,707	0.55
0.90 to 1.39	1.09	3,941	1.31	3,941	1.31
1.40 to 1.89	0.74	748	1.73	748	1.73
1.90 to 2.39	0.64	1,019	2.24	1,019	2.24
2.40 to 2.89	0.53	704	2.69	704	2.69
2.90 to 3.39	0.69	122	3.01	122	3.01
		18,191	$0.79	13,406	$1.00

c.	Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the year ended December 31, 2015 was $0.20. There were no options granted during the year ended December 31, 2014.

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	December 31,	December 31,
	2015	2014

Expected stock price volatility (1)	78%	-
Risk free interest rate	0.39%	-
Expected life	3 years	-
Expected forfeiture rate	4.74%	-
Expected dividend yield	0%	-

Share-based payments included in cost of sales	$46	$51
Share-based payments included in general and administrative expenses	477	155
Total share-based payments	$523	$206

(1)	Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

d.	Warrants

The warrants that are issued and outstanding as at December 31, 2015 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
3,693,333	0.25	Nov 2015	Nov 10, 2018
350,000	0.18	Aug 2015	Aug 26, 2018
5,513,778	0.25	Aug 2015	Aug 26, 2018
5,346,639	0.23	May 2015	May 27, 2018
6,110,444	0.23	Dec 2014	Dec 22, 2017
1,448,278	0.43	May 2014	Mar 21, 2016
3,403,468	0.43	Mar 2014	Mar 21, 2016
970,350	0.35	Mar 2014	Mar 21, 2016
17,850,000	0.28	Aug 2013	Aug 7, 2020
8,094,517	0.45	Aug 2013	Aug 22, 2016
880,320	0.38	Aug 2013	Aug 22, 2016
53,661,127

The warrants issued prior to fiscal 2015 represent the 23,069,867 warrants previously issued by U.S. Silver and are now exercisable for warrants of the Company under the 1.68 exchange ratio as a result of the merger between U.S. Silver and the Company.

e.	Restricted Share Units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other payables in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at December 31, 2015, 5,782,014 (2014: 2,062,968) restricted share units are outstanding at an aggregate value of $0.5 million (2014: $0.3 million).

17.	Weighted average basic and diluted number of common shares outstanding

	Year ended	Year ended
	December 31,	December 31,
	2015	2014

Basic weighted average number of shares	339,943,347	201,601,926
Effect of dilutive stock options	-	-
Diluted weighted average number of shares	339,943,347	201,601,926

Diluted weighted average number of common shares for the year ended December 31, 2015 excludes 18,190,758 (2014: 22,672,000) anti-dilutive stock options and 53,661,127 (2014: 38,757,377) anti-dilutive warrants.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

18.	Corporate general and administrative expenses

	December 31,	December 31,
	2015	2014

Salaries and benefits	$2,270	$1,106
Directors’ fees	269	353
Share-based payments	870	155
Professional fees	1,286	1,338
Office and general	1,368	439
Acquisition costs	-	1,973
	$6,063	$5,364

19.	Income taxes

The components of income tax expense (recovery) are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2015	2014

Current income tax expense (recovery)	$(5)	$387
Deferred income tax expense (recovery)	(647)	12,364
Income tax expense (recovery)	$(652)	$12,751

The Company’s effective rate of income tax differs from the statutory rate of 26.5% as follows:

	Year ended	Year ended
	December 31,	December 31,
	2015	2014

Tax recovery at statutory rates	$(5,310)	$(17,475)
Mexican mining royalty	(647)	446
Impact of foreign tax rates	(864)	(346)
Non-deductible expenses	474	2,504
Foreign exchange	-	1,207
Losses not recognized	5,695	25,968
Other	-	447
Income tax expense (recovery)	$(652)	$12,751

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	December 31,	December 31,
	2015	2014

Property, plant and equipment	$1,116	$1,346
Other	-	1,670
Total deferred tax liabilities	1,116	3,016

Tax losses	-	-
Other	492	1,745
Total deferred tax assets	492	1,745
Net deferred tax liabilities	$624	$1,271

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

Deferred income taxes have not been recognized in respect of the following deductible temporary differences, as management does not consider their utilization to be probable if the foreseeable future:

	December 31,	December 31,
	2015	2014

Property, plant and equipment	$9,345	$28,930
Mexican tax losses (expiring in 2016 - 2025)	51,130	48,452
Canadian tax losses (expiring in 2029 - 2035)	26,796	28,881
U.S. tax losses (expiring in 2020 - 2035)	30,783	19,000
Provisions and other	26,356	18,350
Deferred Mexican mining royalty	624	1,271
	$145,034	$144,884

20.	Related party transactions

Remuneration to directors and key management who have the authority and responsibility for planning, directing and continuing the activities of the Company:

	Year ended	Year ended
	December 31,	December 31,
	2015	2014

Salaries and benefits	$1,264	$1,546
Severance	-	837
Directors’ fees	269	353
Share-based payments	840	176

21.	Segmented and geographic information, and major customers

a.	Segmented information

The Company’s operations comprise of three reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.	Geographic information

All revenues from sale of concentrates for year ended December 31, 2015 and 2014 were earned in Mexico and the United States.

The following segmented information is presented as at and during the years ended December 31, 2015 and 2014. The U.S. operations segment only includes results from December 23, 2014 for the year ended December 31, 2014.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

	As at December 31, 2015				As at December 31, 2014
	Mexican	U.S.	Corporate		Mexican	U.S.	Corporate
	Operations	Operations	and Other	Total	Operations	Operations	and Other	Total

Cash and cash equivalents	$1,009	$121	$189	$1,319	$8,970	$2,334	$3,920	$15,224
Trade and other receivables	1,807	2,688	34	4,529	4,746	1,858	164	6,768
Income tax receivable (payable)	-	-	-	-	-	(124)	360	236
Inventories	5,620	3,170	-	8,790	8,142	4,211	-	12,353
Prepaid expenses	70	462	205	737	100	323	276	699
Investment in Scorpio Gold	-	-	466	466	-	-	1,655	1,655
Restricted cash	-	151	-	151	216	152	-	368
Long-term investments	-	-	11	11	-	-	32	32
Property, plant and equipment	42,413	38,378	84	80,875	42,855	38,266	132	81,253
Total assets	$50,919	$44,970	$989	$96,878	$65,029	$47,020	$6,539	$118,588

Trade and other payables	$4,031	$4,337	$990	$9,358	$5,655	$4,371	$3,044	$13,070
Derivative liability	-	-	-	-	502	-	-	502
Advance on mining concession sales	-	-	-	-	87	-	-	87
Other long-term liabilities	-	511	541	1,052	-	559	-	559
Credit facilities	-	-	7,141	7,141	-	-	7,747	7,747
Post-employment benefit obligations	-	9,290	-	9,290	-	5,181	-	5,181
Decommissioning provision	2,034	2,534	-	4,568	2,072	2,760	-	4,832
Deferred tax liabilities	624	-	-	624	1,271	-	-	1,271
Total liabilities	$6,689	$16,672	$8,672	$32,033	$9,587	$12,871	$10,791	$33,249

	Year ended December 31, 2015				Year ended December 31, 2014
	Mexican	U.S.	Corporate		Mexican	U.S.	Corporate
	Operations	Operations	and Other	Total	Operations	Operations	and Other	Total

Revenue	$23,083	$30,367	$-	$53,450	$31,243	$236	$-	$31,479
Cost of sales	(22,212)	(30,362)	-	(52,574)	(25,812)	(323)	-	(26,135)
Depletion and amortization	(3,933)	(4,526)	(22)	(8,481)	(10,881)	(127)	-	(11,008)
Care and maintenance costs	(1,447)	(547)	-	(1,994)	-	-	-	-
Corporate general and administrative	-	-	(6,063)	(6,063)	-	-	(5,364)	(5,364)
Exploration costs	(581)	(852)	-	(1,433)	-	(12)	-	(12)
Accretion on decommissioning provision	(113)	(49)	-	(162)	(101)	-	-	(101)
Interest and financing income (expense)	13	-	(1,188)	(1,175)	-	-	86	86
Foreign exchange gain (loss)	934	-	(54)	880	(483)	-	86	(397)
Loss on derivative liability	(126)	-	-	(126)	(502)	-	-	(502)
Loss on mining concession sales	(291)	-	-	(291)	-	-	-	-
Impairment of property, plant and equipment	(10)	(1,419)	-	(1,429)	(53,268)	-	-	(53,268)
Impairment of investment in Scorpio Gold	-	-	(640)	(640)	-	-	(722)	(722)
Loss before income taxes	(4,683)	(7,388)	(7,967)	(20,038)	(59,804)	(226)	(5,914)	(65,944)
Income tax recovery (expense)	647	5	-	652	(12,751)	-	-	(12,751)
Net loss for the year	$(4,036)	$(7,383)	$(7,967)	$(19,386)	$(72,555)	$(226)	$(5,914)	$(78,695)

c.	Major customers

The Company sold concentrates to four customers during the year ended December 31, 2015 ( 2014: five customers), with each customer accounting for 43%, 32%, 14%, and 11% (2014: 51%, 27%, 21%, 1%, and 0%) of revenues, respectively.

22.	Capital management

Capital is defined as equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern and to maximize the value for its shareholders.

The Company’s activities have been funded so far through debt and equity financing based on cash needs, and through operations. The Company typically sells its shares by way of private placement. There were no changes in these objectives, policies and processes used to manage capital during the year.

The Company manages its capital structure and determines its capital requirements in light of the changing economic conditions and the risk characteristics of its assets. To reach its objectives the Company may have to maintain or adjust its capital structure by issuing new share capital or new debt.

At this stage of its development it is the policy of the Company to preserve cash to fund its operations and not to pay dividends. As of December 31, 2015 and 2014, the Company is not subject to any externally imposed capital requirements.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

The following summarizes the Company’s capital structure:

	December 31,	December 31,
	2015	2014

Equity attributable to shareholders of the Company	$64,835	$85,329

23.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $11.4 million (MXP 196.8 million), of which $4.9 million (MXP 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $5.5 million ( MXP 94.6 million) of their original reassessment. The remaining $5.9 million (MXP 102.2 million) consists of $4.9 million (MXP 84.4 million) related to transactions with certain suppliers and $1.0 million (MXP 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $1.0 million (MXP 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.9 million (MXP 84.4 million), if denied, would be offset by available tax losses. No amount has been recognized in the consolidated financial statements as the Company believes it is not likely that the reassessment will be upheld by the Tax Court. There has been no change in status of the tax assessment since December 31, 2013, as the Company waits for it to be addressed by the tax authorities.

24.	Subsequent events

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders (the “New Credit Facility”) for principal amount of $2.9 million for a term of one year at an interest rate of 10% per annum payable on a quarterly basis in cash or shares at the option of the lenders with the full balance due on maturity. Security is provided by a second charge on all material assets, other than real property assets, of the Company and its subsidiaries, equal to that of the existing Subordinated Facility, behind the existing first charge RCM Credit Agreement. In connection with the closing of the New Credit Facility, the Company issued 30,000,000 warrants divided between the lenders where each warrant is exercisable for one common share at an exercise price of $0.10 CAD for a period of three years, and adjusted the exercise price of the existing 24,321,111 warrants already held by the lenders in connection with prior financings to $0.10 CAD with all other terms remaining unchanged.

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